February 5, 2021 BY EDGAR U.S. Securities and Exchange Commission Division of Corporate Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attn:	Mara Ransom

Scott Anderegg

Re:	Sendas Distribuidora S.A.

Registration Statement on Form 20-F

File No.001-39928

Ladies and Gentlemen:

On behalf of Sendas Distribuidora S.A. (the “Company”), and as discussed with the staff of the Division of Corporation Finance (the “Staff”) telephonically on February 4, 2021, we are submitting this letter regarding certain additional disclosures that the Company intends to include in its next amendment to the Company’s Registration Statement on Form 20-F (File No. 001-39928) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 25, 2021 (the “Registration Statement”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Additional Disclosures Discussed with the Staff

As discussed with the Staff on the February 4, 2021, the Company intends to include in the next amendment to the Registration Statement (the “Amendment”) updated disclosures regarding:

●	the record dates for holders of CBD common shares in Brazil and holders of CBD ADSs in the U.S.;

●	trading of Sendas ADSs on the NYSE, including the Company’s intention, following consultation with the NYSE and other stakeholders, to allow “when-issued” trading of Sendas ADSs in order to align the trading dynamics of the Sendas ADSs in the U.S. with those of the Sendas common shares in the local market; and

●	trading of CBD ADSs on the NYSE before the distribution of Sendas ADSs.

In the accompanying Appendix A, please find the proposed language that the Company plans to include in the Amendment.

Timing of the Amendment

The Company expects that the NYSE will file a letter certifying that the Sendas ADSs have been approved for listing no later than February 17, 2021. At that time, the Company intends to file the Amendment, which will include the additional disclosures described above and key dates related to the closing of the Spin-Off (including the record dates for holders of Sendas common shares and Sendas ADSs). In addition, the Amendment will include the Form of Deposit Agreement and Form of American Depositary Receipt as Exhibits 2.1 and 2.2, respectively, to the Registration Statement, The Company expects to request acceleration of effectiveness shortly thereafter but no later than February 19, 2021.

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February 5, 2021

Should you have any additional questions or concerns, please contact me at (202) 637 6274.

Very truly yours,

/s/ Era Anagnosti
Era Anagnosti
White & Case LLP

cc:	Belmiro de Figueiredo Gomes, Chief Executive Officer

Daniela Sabbag Papa, Chief Financial Officer

Sendas Distribuidora S.A.

February 5, 2021

Appendix A

The Spin-Off

Questions and Answers about the Spin-Off

Q: Who is entitled to receive Sendas common shares or Sendas ADSs in the Spin-Off?

A: Holders of CBD common shares and CBD ADSs as of the applicable Record ~~Date~~Dates (as defined below) will be entitled to receive Sendas common shares and Sendas ADSs, respectively, in connection with the Spin-Off.

Each holder of CBD common shares, including the CBD ADS Custodian, will receive one Sendas common share for each CBD common share held ~~as of            p.m. São Paulo time~~at close of trading on the B3 on               , 2021 (the “Brazilian Record Date”). Each holder of CBD ADSs will be entitled to receive one newly-issued Sendas ADS for each CBD ADS held ~~as~~at close of trading on the NYSE on               , 2021 (the “ADS Record Date” and, together with the Brazilian Record Date, the “Record Dates”).

Q: What is the expected date of completion of the Spin-Off?

A: The distribution of Sendas common shares is expected to occur on               , 2021 (the “~~Spin-Off~~Brazilian Distribution Date”). The distribution of Sendas ADSs is expected to occur on or about              ~~the Spin-Off Date~~ (the “ADS Distribution Date”).

See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—When and How You Will Receive Sendas common shares and Sendas ADSs” for more information.

Q: What do I have to do to participate in the Spin-Off?

A: If you hold CBD common shares or CBD ADSs as of the applicable Record ~~Date~~Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Sendas common shares or Sendas ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—When and How You Will Receive Sendas Common Shares and Sendas ADSs” for more information.

Q: If I sell my CBD common shares or CBD ADSs on or before the ~~Spin-Off Date~~Brazilian Distribution Date or the ADS Distribution Date, as the case may be, will I still be entitled to receive Sendas common shares or Sendas ADSs in the Spin-Off with respect to the sold shares or ADSs?

A: To receive Sendas common shares ~~or Sendas ADSs~~ in connection with the Spin-Off, you must hold CBD common shares ~~or CBD ADSs~~ on the Brazilian Record Date.

Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution~~.~~” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Sendas common shares in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the ~~Spin-Off~~Brazilian Distribution Date, you will still receive the Sendas common shares that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

February 5, 2021

With respect to CBD ADSs, ~~because trades settle in two business days, CBD ADSs will begin to trade “ex-distribution” one business~~beginning on the day prior to the ADS Record Date~~. We refer to this date as the “ADS ex-distribution date.” This means that if you purchase CBD ADSs on or following the ADS~~  and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution ~~date, you will not~~” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Sendas ADSs in connection with the Spin-Off ~~because you will not hold CBD ADSs on the Record Date. Similarly, if you sell~~ . CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Sendas ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Sendas ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of ~~your CBD ADSs on or following the ADS ex-distribution date,~~ these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Sendas ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

Q: When will Sendas common shares and Sendas ADSs begin to trade on a standalone basis?

A: We expect that Sendas common shares will commence trading on a standalone basis on the B3 at market open on               , 2021.

~~A:~~ We expect that Sendas ~~common shares and Sendas~~ ADSs will commence “regular-way” trading on a standalone basis on the ~~B3 and the~~ NYSE~~, respectively,~~  at market open on               , 2021 ~~(10:00 a.m. São Paulo time on the B3 and 9:30 a.m. New York City time on the NYSE). There will not be any trading of~~. In addition, we expect that Sendas ADSs will begin trading on a “when-issued” basis~~.~~  on the NYSE from market open on               , 2021 and continue up to and including the ADS Distribution Date, which we expect to be on or about               , 2021.

See also “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Listing and Trading of Sendas Common Shares and Sendas ADSs.”

Item 4. Information on the Company

A. History and Development of the Company

The Spin-Off

Number of Sendas Common Shares and Sendas You Will Receive

Holders of CBD common shares and CBD ADSs as of the applicable Record ~~Date~~Dates will be entitled to receive Sendas common shares and Sendas ADSs, respectively, in connection with the Spin-Off. Each holder of CBD common shares, including the CBD ADS Custodian, will receive one Sendas common share for each CBD common share held as of the Brazilian Record Date, which is             ~~p.m. São Paulo time~~the close of trading on the B3 on               , 2021. Each holder of CBD ADSs will be entitled to receive one newly-issued Sendas ADS for each CBD ADS held as of the ADS Record Date, which is the close of trading on the NYSE on               , 2021.

February 5, 2021

When and How You Will Receive Sendas Common Shares and Sendas ADSs

The distribution of Sendas common shares is expected to occur on the ~~Spin-Off~~Brazilian Distribution Date, which is expected to be               , 2021. The distribution of Sendas ADSs is expected to occur on the ADS Distribution Date, which is expected to be on or about               , 2021~~or about the Spin-Off Date~~.

This registration statement does not constitute a proxy statement. Neither CBD nor Sendas is asking you for a proxy, and you are requested not to send CBD or Sendas a proxy.

If you hold CBD common shares or CBD ADSs as of the applicable Record ~~Date~~Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Sendas common shares or Sendas ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs.

If You Hold CBD Common Shares

To receive Sendas common shares in connection with the Spin-Off, you must hold CBD common shares on the Brazilian Record Date.

This section applies to you if you are a non-resident of Brazil who holds CBD common shares directly or indirectly through the facilities of the B3 Central Depositary (Central Depositária da B3) on the Brazilian Record Date. If you are a resident of Brazil, you should refer to the Notice to Shareholders (Aviso aos Acionistas) to be published by CBD prior to the Spin-Off.

Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution~~.~~” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Sendas common shares in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the ~~Spin-Off~~Brazilian Distribution Date, you will still receive the Sendas common shares that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

On the ~~Spin-Off~~Brazilian Distribution Date your B3 custody account will be credited with the whole number of Sendas common shares you are entitled to receive in the Spin-Off. At that time, you should be able to commence trading the Sendas common shares you are allotted on the B3. The allocation of Sendas book-entry shares to your B3 custody account is expected to settle two business days following the ~~Spin-Off~~Brazilian Distribution Date.

If you own your CBD common shares in book-entry form beneficially through a broker or other securities intermediary, please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Sendas common shares.

February 5, 2021

If You Hold CBD ADSs

~~To receive Sendas ADSs in connection with the Spin-Off, you must hold CBD ADSs on the Record Date.~~

If you hold CBD ADSs on the ADS Record Date, you will be entitled to receive newly-issued Sendas ADSs in the Spin-Off. Beginning on the day prior to the ADS Record Date and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Sendas ADSs in connection with the Spin-Off. CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Sendas ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Sendas ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Sendas ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

~~Because trades settle in two business days, , CBD ADSs will trade “ex-distribution” one business day prior to the Record Date. We refer to this date as the “ADS ex-distribution date.” This means that if you purchase CBD ADSs on or following the ADS ex-distribution date, you will not receive Sendas ADSs in connection with the Spin-Off because you will not hold CBD ADSs on the Record Date. Similarly, if you sell or otherwise dispose of your CBD ADSs on or following the ADS ex-distribution date, , you will still receive the Sendas ADSs that you would be entitled to receive in respect of your ownership, as of the Record Date, of the CBD ADSs that you sold.~~

Listing and Trading of Sendas Common Shares and Sendas ADSs

As of the date of this registration statement, we are a wholly owned subsidiary of CBD. Accordingly, no public market for the Sendas common shares or the Sendas ADSs currently exists. We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI.” We intend to apply to list the Sendas ADSs on the NYSE under the ticker symbol “ASAI.”

We expect that Sendas common shares ~~and Sendas ADSs~~ will commence ~~“regular-way”~~ trading on a standalone basis on the B3 ~~and the NYSE, respectively,~~ at market open on               , 2021 ~~(10:00 a.m. São Paulo time on the B3 and 9:30 a.m. New York City time on the NYSE). There will not be any trading of Sendas ADSs on a “when-issued” basis.~~.

We expect that Sendas ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on               , 2021. In addition, we expect that Sendas ADSs will begin trading on a “when-issued” basis on the NYSE from market open on               , 2021 and continue up to and including the ADS Distribution Date, which we expect to be on or about               , 2021. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Sendas ADSs that will be distributed to holders of CBD ADSs on the ADS Distribution Date. If you own CBD ADSs as of the close of business on the ADS Record Date, you would be entitled to receive Sendas ADSs in connection with the Spin-Off. You may trade this entitlement to receive Sendas ADSs, without trading the CBD ADSs you own, in the “when-issued” market. On the first trading day following the ADS Distribution Date, we expect “when-issued” trading with respect to Sendas ADSs will end and “regular-way” trading in Sendas ADSs will begin.